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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On February 22, 2002, HP issued the following press release.


                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]



Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com

            HP STATEMENT ON WALTER HEWLETT'S USE OF DECEPTIVE CLAIMS
                 ABOUT VALUE CREATION TO MISLEAD HP SHAREOWNERS

PALO ALTO, Calif., Feb. 22, 2002 -- Hewlett-Packard Company (NYSE:HWP) today issued the following statement in response to Walter Hewlett's continued use of unsubstantiated claims to mislead HP shareowners about the value that would be created by his so-called "plan/framework/guidelines/strategy."

Walter Hewlett has provided no credible support for his claim that his "plan/framework/guidelines/strategy" will increase the value of HP by $14 to $17 per share, which is irresponsible at a time when shareowners should expect unusually transparent and reliable disclosure from directors of public companies.

Walter Hewlett says his "plan/framework/guidelines/strategy" will increase HP's share price by approximately 75 percent to 90 percent from current levels within 18 months -- a prediction that defies common sense.

He invents $14 to $17 of so-called value by manipulating earnings projections and inventing stock multiples. For example, his arbitrary assumption that HP can double its operating margins in 18 months and achieve earnings per share (EPS) levels 21 percent above First Call estimates defies credibility -- and accounts for $12 per share of his so-called value creation.

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He applies these invented earnings to an arbitrarily inflated price earnings
(P/E) multiple -- inexplicably 21 percent higher than what he calls "Current P/E". This accounts for another $4 to $5 per share of his so-called value. When you strip away these unsubstantiated earnings and multiple assumptions, Walter's "plan/framework/guidelines/strategy" offers nothing new and no value creation.

In short, Walter Hewlett wants shareowners to believe he can virtually double HP's stock price in 18 months through a status quo approach with no cost savings. We don't understand how Walter Hewlett could make such baseless claims. We can only assume that his financial analysis is the work of his "independent" advisors who stand to gain $12 million if the merger is defeated and who have no understanding of HP's business and have not consulted with HP managers to substantiate their numbers.

By contrast, HP's careful and conservative financial analysis reflects the combined judgments of both management teams and boards, and has been stress-tested by more than 500,000 man-hours of integration planning. HP offers a real plan based on real numbers that will deliver real value.

The issues before HP shareowners are far too important to be confused by these deceptive tactics. HP will continue to address the merger on its merits, with our positions supported by careful and conservative financial analysis. We ask Walter Hewlett to do the same.

For more information on the merger, visit http://www.VotetheHPway.com.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                      # # #

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of profitability, earnings,

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revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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